UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gramercy Capital Corp.

(Name of Issuer)

8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

384871307

(CUSIP Number)

December 7, 2011 (1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871307

1.	Names of Reporting Persons Thomas A. Maher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,441 (2)
	6.	Shared Voting Power 271,661 (3)
	7.	Sole Dispositive Power 25,441 (2)
	8.	Shared Dispositive Power 271,661 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,102 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4% (4)
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Gramercy Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices 420 Lexington Avenue, New York, NY 10170

Item 2.
(a)	Name of Person Filing Thomas A. Maher

(b)	Address of Principal Business Office or, if none, Residence 1 Park Rd, Asheville, North Carolina 28803

(c)	Citizenship USA

(d)	Title of Class of Securities 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share

(e)	CUSIP Number 384871307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 297,102 (3)

(b)	Percent of class: 8.4% (4)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 25,441 (2)

	(ii)	Shared power to vote or to direct the vote 271,661 (3)

	(iii)	Sole power to dispose or to direct the disposition of 25,441 (2)

	(iv)	Shared power to dispose or to direct the disposition of 271,661 (3)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1) On December 31, 2008, the Issuer suspended dividends on the 8.125% Series A Cumulative Redeemable Preferred Stock par value $0.001 per share (the “Series A Preferred Stock”). According to the Preliminary Consent Solicitation Statement on Schedule PRE14C filed by the Issuer on December 7, 2011, as of September 30, 2011, the Issuer had accrued Series A Preferred Stock dividends of $21,485. According to the terms of the Series A Preferred Stock, as set forth in the Issuer’s Articles Supplementary for the Preferred Stock filed with the Maryland State Department of Assessments and Taxation on April 18, 2007, a copy of which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 18, 2007 (the “Articles Supplementary”), as a result of the Issuer’s failure to pay dividends on the Series A Preferred Stock for six quarters, the number of directors constituting the Board of Directors of the Issuer (the “Board”) is to be increased by one and the holders of the Series A Preferred Stock are entitled to vote as a single class to elect such additional director. The Issuer announced that in October 2011 it received a written communication from a holder of the Series A Preferred Stock representing more than 20% of the total number of Series A Preferred Stock requesting, as permitted by Article FIRST, Section 10 of the Articles Supplementary, that the Issuer call a special meeting of the holders of the Series A Preferred Stock to elect a new director. In accordance with such request, on November 16, 2011, the Issuer announced it would call a special meeting to elect an additional director to the Board. On December 7, 2011, the Issuer announced that the special meeting would be held on January 17, 2012. Given that the Series A Preferred Stock did not have any voting rights, up until recently as discussed above, the Reporting Person did not report ownership of the shares pursuant to Rule 13d-1(i) of the Securities Exchange Act of 1934. Now that a meeting date has been set for the preferred stockholders to vote, the Reporting Person is filing this Schedule 13G to report his share ownership.

(2) Beneficial ownership figures are reported as of November 30, 2011.

(3) Includes (i) 254,358 shares held with his wife, Nancy K. Maher, as joint tenants with right of survivorship; (ii) 4,584 shares held in the name of his wife, Nancy K. Maher; (iii) 8,018 shares held in the name of his daughter, Colleen K. Maher; and (iv) 4,701 shares held in the name of his son, Peter W. Maher. The Reporting Person disclaims beneficial ownership of the shares held in the names of his wife, daughter, and son. In addition, Mr. Maher beneficially owns 201,981 shares of common stock of the issuer, including (i) 500 shares held through his IRA; (ii) 196,184 shares held with his wife, Nancy K. Maher, as joint tenants with right of survivorship; (iii) 1,047 shares held in the name of his daughter, Colleen K. Maher; and (iv) 4,250 shares held in the name of his son, Peter W. Maher. As Mr. Maher owns only 0.4% of the class of common stock of the Issuer, these shares have not been reported in a separate Schedule 13G.

(4) All percentages calculated above are based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, outstanding as of December 1, 2011, as reported in the Schedule PRE14C filed by the Issuer with the Securities and Exchange Commission on December 7, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011
Date

/s/ Thomas A. Maher
Name: Thomas A. Maher

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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